

Mail Stop 3561

November 18, 2016

Dhruv Shringi
Chief Executive Officer
Yatra Online, Inc.
1101-03, 11th Floor, Tower-B
Unitech Cyber Park
Sector 39, Gurgaon, Haryana 122002
India

> **Re:** **Yatra Online, Inc.**
> **Amendment No. 3 to Registration Statement on Form F-4**
> **Filed November 15, 2016**
> **File No. 333-213862**

Dear Mr. Shringi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2016 letter.

General

1. Please revise so that all material information is provided as of the most recent practicable date. By way of example we note that you disclose the amount in the trust account as of September 23, 2016, the approximate amount per share upon the exercise of redemption rights as of September 26, 2016, and the number of Terrapin 3 Class A and Class F shares outstanding as of September 23, 2016.

Selected Consolidated Historical Financial Data of Yatra, page 20

2. We note that you have revised to disclose Revenue Less Service Cost for the three months ended June 30, 2016 and 2015. Please revise your disclosure on page 22 to include the reconciliation of Revenue Less Service Cost to the most comparable IFRS measure for these interim periods ended June 30, 2016 and 2015.

Selected Historical Financial Data of Terrapin 3, page 23

3. Please revise this disclosure to reflect the amounts as of September 30, 2016 consistent with the updated interim financial statements for the same period.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 24

4. We note that in this section you disclose the pro forma balance sheet data as of March 31, 2016 and the income statement data for the year ended March 31, 2016. In light of the fact that you have updated your pro forma financial statements which begin on page 85 to reflect the pro forma statement of position as of June 30, 2016 and the pro forma results of operations for the quarter ended June 30, 2016, please revise your selected unaudited pro forma condensed combined financial information on page 24 to be consistent with these periods.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ Justin Dobbie for

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jocelyn Arel, Esq.
        Goodwin Procter LLP